September 16, 2019

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
30/F, Dicara Silver Tower
29 Jiefang East Road
Jianggan District, Hangzhou 310016
People's Republic of China

       Re: Canaan Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 30, 2019
           CIK No. 001780652

Dear Mr. Zhang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 30, 2019

Revenue Recogntion, page 67

1. We note from your response to prior comment 8 that management does not believe any amount of revenue not yet collected meets the variable consideration constraint at contract inception and that variable consideration should be included in the price only to the extent that it has already been collected at the time of issuance of the financial statements.
       However, on page 67 you indicate that revenues from product sales are recorded at the net sales price (transaction price), which includes an estimation of variable consideration that primarily results from implicit price concessions on credit sales and that if the
 Nangeng Zhang
FirstName LastNameNangeng Zhang
Canaan Inc.
Comapany 16, 2019
September NameCanaan Inc.
September 16, 2019 Page 2
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FirstName LastName
         consideration promised in a contract includes a variable amount, you estimate the amount to which you expect to receive. Please clarify for us whether you only recognize revenue during each period for the cash received from the customer. Tell us whether revenue recognized upon transfer of the products in credit sales transactuions include a minimum amount of variable consideration that is later updated at the end of each reporting period pursuant to ASC 606-10-32-14. If you do not estimate variable consideration at contract inception clarify how your accounting complies with ASC 606-10-32-8 and 9.
2. For us to better understand your accounting treatment please walk us through a typical credit sales transaction from inception through completion. Include a discussion of the nature, timing, and amount of consideration promised by a customer, how you determine the transaction price and how you estimate variable consideration at the inception of a contract. Clarify the timing of recording revenue for the 50% down payment and the subsequent payments.
3. Please tell us how and when you plan to "prospectively" take into account any historical data in determining the implicit price concessions at the time of revenue recognition, as disclosed on page 68.
Internal Control over Financial Reporting, page 77

4. Please revise the disclosure in the third paragraph of this section to clarify which initiatives that you have taken and which initiatives you plan to take to improve your internal control over financial reporting.
Competitive Landscape of the ASIC-based Bitcoin Mining Machine Industry, page
95

5. Please disclose (i) and (ii) in your response to prior comment 17. Intellectual Property, page 113

6. Please reconcile your response to prior comment 19 with your disclosures, such as on pages 101-05, regarding the technological superiority and attributes of your product. If these attributes are not protected by the intellectual property you hold, please revise state so directly and explain any material competitive risks.
PRC Policies and Regulations relating to the Bitcoin Industry, page 117

7. Please expand your revisions in response to prior comment 21 to clarify the impact on your customers and the indirect impact on you from the policies and regulations to which you refer. Your current disclosure indicates that Bitcoin is prohibited in the PRC, and we also note that most of your revenues are generated in the PRC. If Bitcoin is prohibited, it is unclear how your operations comply with the PRC policies and regulations you cite.

        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements
 Nangeng Zhang
Canaan Inc.
September 16, 2019
Page 3

and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Special
Counsel, at 202-551-3641 with any other questions.



                                                         Sincerely,
FirstName LastNameNangeng Zhang
                                                         Division of
Corporation Finance
Comapany NameCanaan Inc.
                                                         Office of Electronics
and Machinery
September 16, 2019 Page 3
cc:       Chris K.H. Lin, Esquire
FirstName LastName